Exhibit 99.52

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Rio Alto Mining Limited (the “Corporation”)
Suite 810, 706 - 7 Avenue S.W.
Calgary, Alberta T2P 0Z1

2.	Date of Material Change

The material change occurred on June 2, 2010.

3.	News Release

Press releases were disseminated on June 2, 2010 via Marketwire.

4.	Summary of Material Change

The Corporation closed a private placement of common shares for aggregate gross proceeds of $7,752,000. Additionally, 3,498,000 warrants were exercised at 50 cents for gross proceeds of $1,749,000. Further, Mr. Alex Black replaced Mr. Feisal Somji as President while Mr. Somji has been appointed to the office of Vice President Corporate Development.

5.	Full Description of Material Change

5.1 Full Description of Material Change

The Corporation closed a private placement of common shares with JP Morgan Asset Management (U.K.) Ltd. for gross proceeds of $7,752,000. At closing 10,200,000 common shares were issued at a price of 76 cents per share. The Corporation paid a cash finder’s fee of $542,640 for assistance in arranging the placement.

The net proceeds of the private placement will be used by Rio Alto for the development of the La Arena gold oxide project, commencement of a systematic exploration program at La Arena focused on increasing the Corporation's oxide and sulphide resource base, initiating a definitive feasibility study on the future development of the La Arena copper/gold/molybdenum sulphide project and for general corporate purposes.

The common shares issued pursuant to the private placement are subject to a statutory resale restriction period of four months and a day from the day of issue. The completion of the private placement is subject to final approval from the TSX Venture Exchange.

Additionally, the Board of Directors appointed Mr. Black as President, replacing Mr. Somji as President. Mr. Somji has been appointed to the office of Vice President Corporate Development, where he will be responsible for formulating strategies for the future growth of the Corporation. Mr. Black continues as Chief Operating Officer of the Corporation.

Finally, 3,498,000 warrants, of the 4,800,000 warrants which expired on May 30, 2010, were exercised at 50 cents. The gross proceeds from these exercises were $1,749,000. All unexercised warrants expired May 30, 2010.

5.2 Disclosure for Restructuring Transactions

N/A

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of Rio Alto Mining Limited who is knowledgeable about the material change and this report is:

Feisal Somji – Vice President Corporate Development & Director
Telephone: (403) 236-5089

9.	Date of Report

June 3, 2010.